EXHIBIT 99.1

Golar LNG Partners LP: Class I Director Appointment

Golar LNG Partners LP: Class I Director Appointment

Golar LNG Partners L.P. (“Golar Partners”) announces today that its Board of Directors has appointed Mr. Neil Glass as a Class I Director.  This appointment fills the Class I vacancy on the Board of Directors created by the resignation of Mr. Alf Thorkildsen in August 2020.  Mr. Glass replaces Mr. Thorkildsen and will serve out the remaining portion of Mr. Thorkildsen’s term of office, which will expire at the 2022 Annual Meeting of Limited Partners.  We welcome Neil to the Board of Directors of Golar Partners.

Golar LNG Partners LP
Hamilton, Bermuda
September 10, 2020

Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act